Via Facsimile and U.S. Mail
Mail Stop 6010

February 13, 2007

Mr. Jack Chien
Chief Financial Officer
Med Gen, Inc.
7284 W. Palmetto Park Road
Suite 207
Boca Raton, FL 33434

Re: Med Gen, Inc.
Form 10-KSB for the fiscal year ended September 30, 2006
File No. 000-29171

Dear Mr. Chien:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Jim Rosenberg
Senior Assistant Chief Accountant